SEC
Mail Processing
Section

MAR 3 1 2021

Washington DC
415

21001355

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52214

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J. K. Financial Services, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

149 Cross Rail Lane Ste 102
(No. and Street)

Norco	CA	92860
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joe Zheng 714-704-1818
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jennifer Wray CPA PLLC
(Name – *if individual, state last, first, middle name*)

16418 Beewood Glen Dr	Sugar Land	TX	77498
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Joe Zheng, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J. K. Financial Services, Inc, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

JOSH IBANEZ
COMM. # 2293310
NOTARY PUBLIC - CALIFORNIA
RIVERSIDE COUNTY
COMM. EXPIRES JUNE 15, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J K Financial Services, Inc

Financial Report to Rule l 7a-5(d)

Year Ended December 31, 2020

J K Financial Services, Inc

Index to ·Financial Report

Jennifer Wray CPA PLLC

16418 Beewood Glen Dr Sugar Land, TX 77498 Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the members of
J K Financial Services, Inc

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of J K Financial Services, Inc as of December 31, 2020, the related statements of income, changes in shareholder's equity, and cash flows for the year ended December 31, 2020, and the related notes and schedules. In our opinion, the financial statements present fairly, in all material respects, the financial position of J K Financial Services, Inc as of December 31, 2020 and the results of its operations and its cash flows for the year ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of J K Financial Services, Inc's management. Our responsibility is to express an opinion on J K Financial Services, Inc's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to J K Financial Services, Inc in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II & III have been subjected to audit procedures performed in conjunction with the audit of J K Financial Services, Inc's financial statements. The supplemental information is the responsibility of J K Financial Services, Inc's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC

We have served as J K Financial Services, Inc's auditor since 2017.

Sugar Land, Texas

March 17, 2021

J K FINANCIAL SERVICES, INC

Financial Statements

Statement of Financial Condition

As of and for the Year- Ended December 31, 2020

Assets:	
Cash	$164,668
Clearing Broker Deposit	52,411
Accounts Receivable	22,651
Non-Current Assets:	
Fixed Assets and Leasehold Improvement, At Cost, Net of Depreciation	99,502
Total Assets:	**$339,231**
Liabilities and Stockhold's Equity:	
Liabilities:	
Accounts Payable and Accrued Expense	$47,852
Total Liabilities:	**47,852**
Stockholder's Equity:	
Common Stock, $1.00 Par Value, 200,000shares authorized, 115,000 outstading	115,000
Distribution	(452,452)
Retained Earning	591,768
Net Income	37,063
Total Equity:	291,379
Total Liabilities and Stockholder's Equity:	**$339,231**

J K FINANCIAL SERVICES, INC

Financial Statements

Statement of Operations

For the Year- Ended December 31, 2020

Revenue:	
Commission Income	$512,371
Interest and Other Income	1,686
Total Revenues	514,057
Expenses:	
Commission Expenses	217,718
Professional Fees	14,440
Salaries	86,442
Travel Expenses	4,575
Office Expenses	12,338
Information Data	2,783
Transportation Expenses	19,517
Rent	27,000
Maintenance and Repairs	2,725
Depreciation Expenses	32,252
Other Expenses	57,204
Total Expenses	476,994
Net Income	**$37,063**

J K FINANCIAL SERVICES, INC

Financial Statements

Statement of Change in Ownership Equity

As of and for the Year - Ended December 31, 2020

Balance at December 31, 2019	$245,714
Adjusted Retained Earning (See Note 1)	26,054
Balance at January 1, 2020	271,768
Net Income	37,063
Distribution	-17,452
Balance at December 31, 2020	**$291,379**

J K FINANCIAL SERVICES, INC

Financial Statements

Statement of Change Cash Flows

As of and for the Year - Ended December 31, 2020

Cash flows from Operation Activities:	
Net Income	$37,063
Increase in Account Receivable	5,541
Increase in account payable	10,128
Net Cash Flow from Operation	52,732
Cash flows from Investment Activities:	
Purchase of Fixed Assets	(813)
Increase in Accumulated Depreciation	32,252
Preopening cost	60
Net Cash provided by Investment	31,499
Cash flows from financial Activities:	
Distribution	-17,452
Net Cash increase for period	66,779
Cash at Beginning of the Year	97,889
At End of the Year	**$164,668**

J K FINANCIAL SERVICES, INC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

Note 1- Organization and Nature of Business

J K Financial Services, Inc. (The "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulation Authority (FINRA). The Company is California Corporation that incorporated on October 20, 1999.

Change in Account Method

The company change their practice of not accruing commissions earned but not collected as year-end to accruing these commissions earned but not collected. As a result, the January 1, 2020 retained earnings have been adjusted to reflect 2019 commissions earned but not collected or recorded in 2019.

Note 2 - Significant Accounting Policies

Basis of Presentation - The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

. Broker or dealer retailing corporate equity securities over-the-counter

. Broker of dealer selling corporate debt securities

. Mutual fund retailer

. U.S. government securities broker

. Municipal securities broker

. Broker or dealer selling variable life insurance or annuities

. Put and call broker or dealer or option writer

. Non-exchange member arranging for transactions in listed securities by exchange member

K 2 ii exemption

Under its membership agreement with FINRA and pursuant to Rule 15c3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Commissions - Commission and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Use of Estimates - the preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned - Profit and loss arising from all securities and commodities transactions entered into for the account and risk f the Company are recorded on a trade date basis.

Provision for Income Taxes - The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code and comparable State of California statues wherein the Company's taxable federal and state income is taxed directly to the shareholder. Additionally, the state of California imposes a 1 - ½%state franchise tax on the corporation's taxable income.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by

U.S. Federal and State tax authorities from 2016 to the present, generally for three years after they are filed.

Depreciation and Amortization - Depreciation is provided on a straight -line basis using estimated useful lives of three to seven years. Start - up expenditures are amortized over five years.

Statement of Changes in Financial Condition - the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3- Fair Value FASB ASC 820 defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that world be received to sell an asset or paid to transfer a liability in and orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consisted with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

. Leve 1 inputs are quoted prices (unadjusted} in active markets for identical assets or a liability the Company has the ability to access.

. Leve 2 inputs are inputs (other than quoted prices included within level 1} that are observable for the asset or liability, either directly or indirectly.

. Leve 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.}

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as December 31, 2019.

The Company does not have any securities positions.

Note 4 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1}, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not excess 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company had net capital of $186,877 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.25 to 1.

Note 5 - Income Taxes

As discussed in Note 2 - Significant Accounting Policies, the company is subjected to a 1.5% tax on net income over the minimum tax of $800.

Note 6 - Exemption from the SEC Rule 15c3-3

Broker Dealer is an introducing broker - dealer that clears all transactions for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Note 7 - Clearing Broker Deposit

The Company has an agreement with a clearing broker which requires a minimum deposit of $50,000. The clearing broker deposit at December 31, 2020 was $52,441.

Note 8 - SIPC Supplementary Report Requirement

The Company is required to complete the SIPC Supplementary Report under SEC Rule 17a - 5 (e} (4) for fiscal year ending December 31, 2020, because the Company's SIPC Net Operating Revenues is greater than $500,000.

Note 9 - Operating Lease Commitments

The Company rents office space under a year lease agreement from August 1, 2019 to July 31, 2023.

Note 10 - Subsequent Events

Management has reviewed the results of operation for the period of time from its year end December 31, 2019, through March 17, 2021, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

J K FINANCIAL SERVICES, INC

Schedule I- Computation of Net Capital Requirements

Pursuant to Rule 15c3-1

As of and for the Year - Ended December 31, 2020

Computation of Net Capita

Total ownership equity from statement of financial condition	**$291,379**
Non-Allowable Assets-Furniture and Equipment, Net	(99,502)
Net Capital	$ 191,877

Computation of Net Capital Requirements

Minimum net aggregate indebtedness-6.67% of net aggregate indebtedness	3,192
Minimum dollar net capital required	5,000
Net Capital requited (greater of above amounts)	5,000
Excess Capital	$186,877
Computation of Aggregate Indebtedness Total	
Liabilities	
Aggregate Indebtedness to Net Capital	47,852
Ratio of aggregate indebtedness to net capital	0.25 to 1

There are no material differences between the computation above and the computation included in the Company's corresponding unaudited December 31, 2020 FOCUS Report, Part IIA, Form X-17a-5.

J K FINANCIAL SERVICES, INC
Schedule II-Computation for Determination of Reservice Requirement Pursuant to SEC Rule 15c3-3
As of and for the Year - Ended December 31, 2020

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of Securities Exchange Act of 1934. Under these exemptive provisions, the Computation of the Determination of the Reserve Requirements is not required.

J K FINANCIAL SERVICES, INC
Schedule III-Statement Related to Possess or Control Requirement Pursuant to SEC Rule 15c3-3
As of and for the Year - Ended December 31, 2020

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of Securities Exchange Act of 1934. Under these exemptive provisions, the Computation of Possess or Control Requirements is not required.

Jennifer Wray CPA PLLC

16418 Beewood Glen Dr Sugar Land, TX 77498 Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
J K Financial Services, Inc

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) J K Financial Services, Inc identified the following provisions of 17 C.F.R. §15c3-3(k) under which J K Financial Services, Inc claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (exemption provisions) and (2) J K Financial Services, Inc stated that J K Financial Services, Inc met the identified exemption provisions throughout the most recent fiscal year without exception. J K Financial Services, Inc's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about J K Financial Services, Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jennifer Wray CPA PLLC

Sugar Land, Texas.

March 17, 2021

J K Financial Services, Inc
149 Cross Rail Ln, Ste. 102
Norco, CA 92860

Exemption Report

J K Financial Services, Inc (the "Company") is a registered broker/dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. $240.17a-5 "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R $240.17a-5(d)(1) and (4). To the best of its knowledge and believe, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R $5c3-3 under the following provision of 17 C.F.R. $240.15c3-3(k)(2)(ii);
2. The Company met the identified exemption provisions in 17 C.F.R. $240.15c3-3(k) throughout the most recent fiscal year without exception.

J K Financial Services Inc

I, Joe Zheng, affirm that to the best of my knowledge and believe, this Exemption Report is true and correct.

Joe Zheng

President

2/28/2021

SEC
Mail Processing
Section

MAR 3 1 2021

Washington DC
415

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52214

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J. K. Financial Services, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

149 Cross Rail Lane Ste 102
(No. and Street)

Norco	CA	92860
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joe Zheng — 714-704-1818
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jennifer Wray CPA PLLC
(Name – *If individual, state last, first, middle name*)

16418 Beewood Glen Dr	Sugar Land	TX	77498
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joe Zheng, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J. K. Financial Services, Inc, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

JOSH IBANEZ
COMM. # 2293310
NOTARY PUBLIC - CALIFORNIA
RIVERSIDE COUNTY
COMM. EXPIRES JUNE 15, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J K Financial Services, Inc

Financial Report to Rule l 7a-5(d)

Year Ended December 31, 2020

J K Financial Services, Inc

Index to ·Financial Report

Jennifer Wray CPA PLLC

16418 Beewood Glen Dr Sugar Land, TX 77498 Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the members of
J K Financial Services, Inc

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of J K Financial Services, Inc as of December 31, 2020, the related statements of income, changes in shareholder's equity, and cash flows for the year ended December 31, 2020, and the related notes and schedules. In our opinion, the financial statements present fairly, in all material respects, the financial position of J K Financial Services, Inc as of December 31, 2020 and the results of its operations and its cash flows for the year ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of J K Financial Services, Inc's management. Our responsibility is to express an opinion on J K Financial Services, Inc's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to J K Financial Services, Inc in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II & III have been subjected to audit procedures performed in conjunction with the audit of J K Financial Services, Inc's financial statements. The supplemental information is the responsibility of J K Financial Services, Inc's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC

We have served as J K Financial Services, Inc's auditor since 2017.

Sugar Land, Texas

March 17, 2021

J K FINANCIAL SERVICES, INC

Financial Statements

Statement of Financial Condition

As of and for the Year- Ended December 31, 2020

Assets:	
Cash	$164,668
Clearing Broker Deposit	52,411
Accounts Receivable	22,651
Non-Current Assets:	
Fixed Assets and Leasehold Improvement, At Cost, Net of Depreciation	99,502
Total Assets:	**$339,231**
Liabilities and Stockhold's Equity:	
Liabilities:	
Accounts Payable and Accrued Expense	$47,852
Total Liabilities:	**47,852**
Stockholder's Equity:	
Common Stock, $1.00 Par Value, 200,000shares authorized, 115,000 outstading	115,000
Distribution	(452,452)
Retained Earning	591,768
Net Income	37,063
Total Equity:	291,379
Total Liabilities and Stockholder's Equity:	**$339,231**

J K FINANCIAL SERVICES, INC

Financial Statements

Statement of Operations

For the Year- Ended December 31, 2020

Revenue:	
Commission Income	$512,371
Interest and Other Income	1,686
Total Revenues	514,057
Expenses:	
Commission Expenses	217,718
Professional Fees	14,440
Salaries	86,442
Travel Expenses	4,575
Office Expenses	12,338
Information Data	2,783
Transportation Expenses	19,517
Rent	27,000
Maintenance and Repairs	2,725
Depreciation Expenses	32,252
Other Expenses	57,204
Total Expenses	476,994
Net Income	**$37,063**

J K FINANCIAL SERVICES, INC

Financial Statements

Statement of Change in Ownership Equity

As of and for the Year - Ended December 31, 2020

Balance at December 31, 2019	$245,714
Adjusted Retained Earning (See Note 1)	26,054
Balance at January 1, 2020	271,768
Net Income	37,063
Distribution	-17,452
Balance at December 31, 2020	**$291,379**

J K FINANCIAL SERVICES, INC

Financial Statements

Statement of Change Cash Flows

As of and for the Year - Ended December 31, 2020

Cash flows from Operation Activities:	
Net Income	$37,063
Increase in Account Receivable	5,541
Increase in account payable	10,128
Net Cash Flow from Operation	52,732
Cash flows from Investment Activities:	
Purchase of Fixed Assets	(813)
Increase in Accumulated Depreciation	32,252
Preopening cost	60
Net Cash provided by Investment	31,499
Cash flows from financial Activities:	
Distribution	-17,452
Net Cash increase for period	66,779
Cash at Beginning of the Year	97,889
At End of the Year	**$164,668**

J K FINANCIAL SERVICES, INC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31,2020

Note 1- Organization and Nature of Business

J K Financial Services, Inc. (The "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulation Authority (FINRA). The Company is California Corporation that incorporated on October 20, 1999.

Change in Account Method

The company change their practice of not accruing commissions earned but not collected as year-end to accruing these commissions earned but not collected. As a result, the January 1, 2020 retained earnings have been adjusted to reflect 2019 commissions earned but not collected or recorded in 2019.

Note 2 - Significant Accounting Policies

Basis of Presentation - The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

. Broker or dealer retailing corporate equity securities over-the-counter

. Broker of dealer selling corporate debt securities

. Mutual fund retailer

. U.S. government securities broker

. Municipal securities broker

. Broker or dealer selling variable life insurance or annuities

. Put and call broker or dealer or option writer

. Non-exchange member arranging for transactions in listed securities by exchange member

K 2 ii exemption

Under its membership agreement with FINRA and pursuant to Rule 15c3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or

clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Commissions - Commission and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Use of Estimates - the preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned - Profit and loss arising from all securities and commodities transactions entered into for the account and risk f the Company are recorded on a trade date basis.

Provision for Income Taxes - The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code and comparable State of California statues wherein the Company's taxable federal and state income is taxed directly to the shareholder. Additionally, the state of California imposes a 1 - ½%state franchise tax on the corporation's taxable income.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by

U.S. Federal and State tax authorities from 2016 to the present, generally for three years after they are filed.

Depreciation and Amortization - Depreciation is provided on a straight -line basis using estimated useful lives of three to seven years. Start - up expenditures are amortized over five years.

Statement of Changes in Financial Condition - the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3- Fair Value FASB ASC 820 defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that world be received to sell an asset or paid to transfer a liability in and orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consisted with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

. Leve 1 inputs are quoted prices (unadjusted} in active markets for identical assets or a liability the Company has the ability to access.

. Leve 2 inputs are inputs (other than quoted prices included within level 1} that are observable for the asset or liability, either directly or indirectly.

. Leve 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.}

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as December 31, 2019.

The Company does not have any securities positions.

Note 4 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1}, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not excess 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company had net capital of $186,877 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.25 to 1.

Note 5 - Income Taxes

As discussed in Note 2 - Significant Accounting Policies, the company is subjected to a 1.5% tax on net income over the minimum tax of $800.

Note 6 - Exemption from the SEC Rule 15c3-3

Broker Dealer is an introducing broker - dealer that clears all transactions for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Note 7 - Clearing Broker Deposit

The Company has an agreement with a clearing broker which requires a minimum deposit of $50,000. The clearing broker deposit at December 31, 2020 was $52,441.

Note 8 - SIPC Supplementary Report Requirement

The Company is required to complete the SIPC Supplementary Report under SEC Rule 17a - 5 (e} (4) for fiscal year ending December 31, 2020, because the Company's SIPC Net Operating Revenues is greater than $500,000.

Note 9 - Operating Lease Commitments

The Company rents office space under a year lease agreement from August 1, 2019 to July 31, 2023.

Note 10 - Subsequent Events

Management has reviewed the results of operation for the period of time from its year end December 31, 2019, through March 17, 2021, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

J K FINANCIAL SERVICES, INC

Schedule I- Computation of Net Capital Requirements

Pursuant to Rule 15c3-1

As of and for the Year - Ended December 31, 2020

Computation of Net Capita

Total ownership equity from statement of financial condition	**$291,379**
Non-Allowable Assets-Furniture and Equipment, Net	(99,502)
Net Capital	$ 191,877

Computation of Net Capital Requirements

Minimum net aggregate indebtedness-6.67% of net aggregate indebtedness	3,192
Minimum dollar net capital required	5,000
Net Capital requited (greater of above amounts)	5,000
Excess Capital	$186,877
Computation of Aggregate Indebtedness Total	
Liabilities	
Aggregate Indebtedness to Net Capital	47,852
Ratio of aggregate indebtedness to net capital	0.25 to 1

There are no material differences between the computation above and the computation included in the Company's corresponding unaudited December 31, 2020 FOCUS Report, Part IIA, Form X-17a-5.

J K FINANCIAL SERVICES, INC

Schedule II-Computation for Determination of Reservice Requirement Pursuant to SEC Rule 15c3-3

As of and for the Year - Ended December 31, 2020

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of Securities Exchange Act of 1934. Under these exemptive provisions, the Computation of the Determination of the Reserve Requirements is not required.

J K FINANCIAL SERVICES, INC

Schedule III-Statement Related to Possess or Control Requirement Pursuant to SEC Rule 15c3-3

As of and for the Year - Ended December 31, 2020

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of Securities Exchange Act of 1934. Under these exemptive provisions, the Computation of Possess or Control Requirements is not required.

Jennifer Wray CPA PLLC

16418 Beewood Glen Dr Sugar Land, TX 77498 Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
J K Financial Services, Inc

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) J K Financial Services, Inc identified the following provisions of 17 C.F.R. §15c3-3(k) under which J K Financial Services, Inc claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (exemption provisions) and (2) J K Financial Services, Inc stated that J K Financial Services, Inc met the identified exemption provisions throughout the most recent fiscal year without exception. J K Financial Services, Inc's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about J K Financial Services, Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jennifer Wray CPA PLLC

Sugar Land, Texas.

March 17, 2021

J K Financial Services, Inc
149 Cross Rail Ln, Ste. 102
Norco, CA 92860

Exemption Report

J K Financial Services, Inc (the "Company") is a registered broker/dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. $240.17a-5 "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R $240.17a-5(d)(1) and (4). To the best of its knowledge and believe, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R $5c3-3 under the following provision of 17 C.F.R. $240.15c3-3(k)(2)(ii);
2. The Company met the identified exemption provisions in 17 C.F.R. $240.15c3-3(k) throughout the most recent fiscal year without exception.

J K Financial Services Inc

I, Joe Zheng, affirm that to the best of my knowledge and believe, this Exemption Report is true and correct.

Joe Zheng

President

2/28/2021